UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number 001-41573

HIGH-TREND INTERNATIONAL GROUP
(Translation of registrant’s name into English)

Office Unit 1125,
11/F, Lee Garden One,
33 Hysan Ave,
Causeway Bay, Hong Kong

+852 38481700

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Explanatory Note

Effective January 31, 2025, the ordinary shares of Caravelle International Group will be traded in Nasdaq Capital Market under the new name, “class A ordinary shares of High-Trend International Group.” The CUSIP number for the listed securities will remain unchanged.

Attached hereto as Exhibit 3.1 is the Registrant’s Second Amended and Restated Memorandum and Articles of Association.

Financial Statements and Exhibits.

Exhibit No.	Description
3.1	Second Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2025	HIGH-TREND INTERNATIONAL GROUP

/s/ Shixuan He
Shixuan He
Chief Executive Officer
(Principal Executive Officer)

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